UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Commission File Number: 001-33107

CANADIAN SOLAR INC.

No. 199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N/A

CANADIAN SOLAR INC.
Form 6-K

Explanatory Notes

Signature

Exhibit Index

Exhibit 99.1	—	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2008 and 2009

Exhibit 99.2	—	Selected Consolidated Financial and Operating Data and Management’s Discussion and Analysis of Financial Condition and Result of Operations for the years ended December 31, 2006, 2007 and 2008 and the Six Months Ended June 30, 2008 and 2009

Exhibit 99.3	—	Consolidated Financial Statements for the Years Ended December 31, 2006, 2007 and 2008

Exhibit 99.4	—	Consent of Independent Registered Public Accounting Firm
Ex-99.1
Ex-99.2
Ex-99.3
Ex-99.4

EXPLANATORY NOTES
     This Current Report on Form 6-K includes (i) the unaudited condensed consolidated financial statements for the six months ended June 30, 2008 and 2009 of Canadian Solar Inc. (the “Company”), attached hereto as Exhibit 99.1, (ii) the Company’s management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009, attached hereto as Exhibit 99.2, (iii) the audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2006, 2007 and 2008, recast for the retrospective application of adoption of the FASB Staff Position APB No. 14-1 Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement (“FSP APB 14-1”), attached hereto as Exhibit 99.3, and (iv) a consent letter of the Company’s independent registered public auditing firm, attached hereto as Exhibit 99.4. The Company is filing this Form 6-K so that these items will be incorporated by reference in the prospectus supplement to the prospectus included in the registration statement on Form F-3 (File No. 333-152325).
     Effective January 1, 2009, the Company adopted FSP APB 14-1, which requires recognition of both the debt and equity components of convertible debt instruments with cash settlement features. The debt component is required to be initially recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the debt component. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. In this Current Report on Form 6-K, the Company is filing its audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2006, 2007 and 2008, which give effect to the retrospective application of the adoption of FSP APB 14-1.
     Based on the audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2006, 2007 and 2008, recast for the retrospective application of the adoption of FSP APBB14-1, and the unaudited condensed consolidated financial statements for the six months ended June 30, 2008 and 2009, the Company has prepared its selected consolidated financial and operating data and management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009, which are included in this Form 6-K as Exhibit 99.2 to be incorporated by reference in the prospectus supplement to the prospectus included in the registration statement on Form F-3 (File No. 333-152325).
     In addition, the Company is including with this Current Report on Form 6-K an exhibit consisting of the consent from its independent registered public accounting firm.
     This Form 6-K does not attempt to modify or update any other disclosure set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 that was filed with the SEC on June 8, 2009, except as required to reflect the adoption of FSP APB 14-1.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.
By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman, President and Chief Executive Officer

Date: October 13, 2009

EXHIBIT INDEX

Exhibit 99.1	—	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2008 and 2009

Exhibit 99.2	—	Selected Consolidated Financial and Operating Data and Management’s Discussion and Analysis of Financial Condition and Result of Operations for the years ended December 31, 2006, 2007 and 2008 and the Six Months Ended June 30, 2008 and 2009

Exhibit 99.3	—	Consolidated Financial Statements for the Years Ended December 31, 2006, 2007 and 2008

Exhibit 99.4	—	Consent of Independent Registered Public Accounting Firm